UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. )*

United Security Bancshares
(Name of Issuer)

Common Stock
(Title of Class of Securities)

911460103
(CUSIP Number)

Kenneth E. Moore, Esq.
 Stuart | Moore | Staub
641 Higuera Street, Suite 302
San Luis Obispo, CA  93401
(805) 545-8590
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 911460103
1	NAME OF REPORTING PERSON Jagroop S. Gill, Individually and as Trustee of the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA; California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,012,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,012,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14	TYPE OF REPORTING PERSON IN/OO

Item 1. Security and Issuer
This statement relates to the Common Stock, no par value (the “Shares”), of United Security Bancshares (the “Issuer”). The address of the principal executive offices of the Issuer is 2126 Inyo Street, Fresno, California 93721.
Item 2. Identity and Background
(a)This statement is filed by Jagroop S. Gill with respect to the Shares beneficially owned by him in the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement (the “Trust”).

(b)The principal address for Mr. Gill and the Trust is 1100 S. Madera Avenue, Madera, California 93637.

(c)Mr. Gill’s primary occupation is ownership and management of automobile dealerships. He is currently the President and CEO of Gill Automotive Group. His business address is 1100 S. Madera Avenue, Madera, California 93637.

(d)During the last five years, neither Mr. Gill nor any trustee of the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, neither Mr. Gill nor any trustee of the Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Gill is a citizen of the United States of America. The Trust is subject to the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration

The shares were purchased by the Trust using trust assets.
Item 4. Purpose of Transaction
The Reporting Person files this Schedule 13D as a result of a bulk share purchase. On June 1, 2023, Mr. Gill, as trustee of the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement, purchased 932,491 shares through a Share Purchase Agreement. The shares held in the Trust are primarily held for investment purposes. The Reporting Person believes the Shares may be undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.
The Reporting Person does not currently have any present plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Mr. Gill intends to take a seat on the Board of Directors following Board approval, subject to Issuer’s normal background review for new directors. Mr. Gill intends to review the Trust’s investment in the Issuer on a continuing basis and to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions and the terms and conditions of the Agreement, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Trust’s investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.
Item 5. Interest in Securities of the Issuer
(a)The aggregate number and percentage of the outstanding shares of common stock beneficially owned by the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement is 1,012,595, which represents 5.92% of the common stock of the Issuer. The aggregate percentage of Shares reported owned by the Trust is based upon 17,094,298 Shares outstanding as of March 31, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2023.

(b)The Trust acts through its Trustee, Jagroop S. Gill, who has shared voting power and shared investment power with respect to the 1,012,595 shares of common stock owned by the Trust.

(c)On June 1, 2023, Mr. Gill, as Trustee of the Trust, purchased 932,491 shares to be held in the Trust in connection with a Share Purchase Agreement.
On May 31, 2023, Mr. Gill, as Trustee of the Trust, purchased 30,726 shares on the open market in an unsolicited trade for the preferential rate of $6.25/share.
On May 26, 2023, Mr. Gill, as Trustee of the Trust, purchased 16,000 shares on the open market in an unsolicited trade for the preferential rate of $6.47/share.
On May 25, 2023, Mr. Gill, as Trustee of the Trust, purchased 33,378 shares on the open market in an unsolicited trade for the preferential rate of $6.44/share.

(d)No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of
the Issuer
Except as set forth in this Schedule 13D, Mr. Gill nor the Trust have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
N/A

SIGNATURE
After reasonable inquiry and to the best of their respective knowledge, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: June 12, 2023

/s/ Jagroop S. Gill
Jagroop S. Gill, Individually and as Trustee of the Jagroop S. Gill and Rupinder K. Gill Revocable Living Trust Agreement